SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO___________)*

                  Digital Village World Technologies Inc.
                      ______________________________
                             (Name of Issuer)

                 Common Stock, $0.001 Par Value Per Share
                      ______________________________
                      (Title of Class of Securities)

                                 825100100
                      ______________________________
                              (CUSIP Number)

                          David L. Ficksman, Esq.
                              Loeb & Loeb LLP
      10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                              (310) 282-2350
---------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                             December 18, 2000
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4),  check  the following box [_].

Note: Six copies of this statement, including all exhibits, should be Filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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CUSIP No. 825100100

1    NAME OF REPORTING PERSON

          Stuart Bockler

     I.R.S. IDENTIFICATION NOS OF ABOVE PERSON

          Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_] (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF           7    SOLE VOTING POWER
SHARES                       6,192,000
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                               0
REPORTING
PERSON              9    SOLE DISPOSITIVE POWER
                             6,192,000

                    10 SHARED DISPOSITIVE POWER
                                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        6,192,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.12%

14   TYPE OF REPORTING PERSON

     IN

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Item 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.001 Par value per share (the "Common Stock"), of Shopss.com, Inc.,
a  Utah Corporation (the  "Issuer").   The principal executive office
of the Issuer is located at 5201 Great America  Parkway,  Suite
320/3102, Santa Clara, CA 95054.

Item 2. IDENTITY AND BACKGROUND

(a) - (c) This statement on Schedule 13D  is  filed  by Stuart
Bockler
("Reporting  Person").   Mr. Bockler is a director and the Chief
Financial Officer and Secretary of the Issuer.

     (d) and (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the closing under the Share Exchange Agreement dated as of December 18 , 2000, by and among the Issuer, AccessTel, Inc. ("AccessTel") and the shareholders of AccessTel set forth on the signature page thereto, the Reporting Person acquired shares of the Issuer in exchange for his shares of AccessTel.

Item 4. PURPOSE OF TRANSACTION.

     The Reporting Person entered into the above mentioned transaction To acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 hereof.

     The Reporting Person intends to review on a continuing basis Its investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the
present  Board  of  Directors or management  of  the  Issuer;   (d)
any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may mpede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.


REPORTING PERSON  NUMBER OF SHARES  PERCENTAGE OF TOTAL   CITIZENSHIP
----------------  ----------------  -------------------   -----------
Stuart Bockler       6,192,000             17.12 %      United States

 (b) The Reporting Person, holds the sole power to vote and to dispose or direct the disposition of their shares of Common Stock.

(c) The Reporting Persons has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

d)  Not applicable.

e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other  than  as  described in Item 4 above, to the Reporting
Person's knowledge,  there  are  no   contracts,   arrangements,
understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS
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EXHIBIT NO. DESCRIPTION
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1.1            Share Exchange Agreement, dated as of December 18, 2000


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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.


                                      Date:  December 29, 2000

                                      /S/     Stuart Bockler
                                      ------------------------
                                              Stuart Bockler




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